UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 18 June, 2010

ASX & MEDIA RELEASE
18 JUNE, 2010

NOVOGEN RESTRUCTURES AUSTRALIAN MANAGEMENT TEAM AND MARSHALL EDWARDS APPOINTS CFO

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHLD) has announced today the appointment of Mr Thomas Zech as its CFO and Company Secretary based in San Diego.  This follows the appointment of Dr Daniel Gold as CEO of Marshall Edwards, Inc., in April 2010 and is part of the continuing strategy to focus the Group’s resources towards oncology drug research and development.

Following these appointments Novogen has restructured its Australian management team and has appointed Mr Mark Hinze as CFO and Operations Manager of Novogen.  Mr Hinze has been with the Novogen Group for over 10 years and previously held the position of the Group’s Financial Controller.

Mr David Seaton who was previously CFO of Novogen and CFO and Company Secretary of Marshall Edwards, Inc., and more recently Acting CEO will leave the Company.  During the transition period however, his services will be available to the Company on a consulting basis.  Also, due to the high priority of current and future clinical programs, now being managed from the US, Novogen’s Group Director of Research Professor Alan Husband will leave the Group at the end of June 2010.

“We are all grateful for the significant contribution Professor Husband and Mr Seaton have made to the Group and wish them well in their future endeavours” said Philip Johnston, Chairman of the Board, Novogen Limited.

Mr Johnston also said “following the results of OVATURE the Novogen Board has been conducting an exhaustive review of all options available to it to ensure shareholder value is maximised.  These include structural options and changes to the composition of the Board and it expects to provide further information in the months ahead as these plans are finalised”.

A number of other management changes will also take effect from the end of June as part of the restructure.

In the meantime, Novogen staff will continue to work closely with Marshall Edwards in developing the Group’s cancer compounds, and will continue to provide Marshall Edwards with administration and technical services.  In addition, Novogen will continue to seek opportunities to develop its Glucan technology and to maximise shareholder value from its Consumer Health Care business.

About Novogen

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company based in Sydney, Australia.  The company has a Consumer Healthcare business and a Pharmaceutical Division developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform.  More information the Novogen Group of companies can be found at www.novogen.com.